Exhibit 12-2

ENERGY EAST CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
	Calendar Year

(Thousands)	2007	2006	2005	2004	2003

Income From Continuing Operations	$251,298	$259,832	$256,833	$237,621	$208,490
Add:
Income tax	114,058	155,255	169,997	251,445	128,663

Pretax Income from Continuing Operations	365,356	415,087	426,830	489,066	337,153
Fixed Charges	284,736	315,594	297,734	289,846	312,473

Earnings, as defined	$650,092	$730,681	$724,564	$778,912	$649,626

Fixed Charges:
Interest charges, net(1)	$275,938	$308,824	$288,897	$276,890	$284,482
Interest portion of rental charges	7,204	5,026	6,607	5,880	6,409
Earnings required to cover preferred stock dividends of subsidiaries(2)	1,594	1,744	2,230	7,076	21,582

Fixed Charges, as defined	$284,736	$315,594	$297,734	$289,846	$312,473
Preferred Stock Dividends(3)	-	-	-	-	-

Fixed Charges and Preferred Stock Dividends	$284,736	$315,594	$297,734	$289,846	$312,473

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(4)	2.28	2.32	2.43	2.69	2.08

(1)  Includes interest on long-term debt, other interest, and amortization of premium and discount on debt.
(2)  Preferred stock dividends of subsidiaries have been adjusted to a pretax basis.
(3)  We have not previously issued preferred stock and we therefore have never declared any preferred dividends.
(4)  The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals, and preferred stock dividends of subsidiaries.